Exhibit 1

Pointer Telocation Ltd. Announces the Appointment of Mr.
Arnoldo Meiselmann to CEO of Mexico Operations

ROSH HA'AYIN, Israel, July 18, 2011 - Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading supplier of technology and services for mobile resource management and roadside services to the vehicle industry and the insurance market, announced today the appointment of Mr. Arnoldo Meiselmann as Chief Executive Officer of Pointer Recuperacion de Mexico SA de CV, the company’s subsidiary in Mexico. Mr. Meiselmann commenced his office as Chief Executive Officer, in charge of the company’s operations in Mexico, on July 15, 2011.

Arnoldo Meiselmann brings over 24 years of successful and multicultural experience as Senior Executive, CEO and COO within the Broadband and Communications industry in Mexico, Chile, Israel and Colombia. Mr. Meiselmann has served as Toptel’s General Director in Mexico since 2008 and prior to that has served as Cablemas’ COO in Mexico.

David Mahlab, Pointer’s President and CEO said: "I'm very pleased with Arnoldo's appointment as CEO of our Mexican subsidiary. Pointer sees an increase in demand for its stolen vehicle retrieval and fleet management services in the Latin American market. I'm confident that we will benefit from Arnoldo's vast experience in service companies and his deep knowledge of the Latin American market to support the company's leading position as a service provider".

About Pointer Telocation:

Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

Pointer has also grown in recent years through successful implementation of acquisitions in Israel and in Argentina and establishing business branches and partnerships in Mexico, Romania and Brazil. In April 2004, the Company acquired the assets and operations of Shagrir Ltd. and in 2007 the Company acquired the assets and operations of Cellocator. Pointer has offices in Israel, Argentina, Mexico, Brazil and Romania.

Pointer has a growing list of customers and products installed in more than 45 countries. Among the Company’s customers are insurance companies that offer or require towing services and locating services of vehicles as part of the insurance policies they sell.

Pointer shares are traded on NASDAQ (PNTR) and the Tel Aviv Stock Exchange (PNTR).

The Company's top management and the development center are located in the Afek Industrial Area of RoshHa'ayin.

Statements in this press release which are not historical data are forward looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.  The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com